

Annual Report

JUNE 30, 2018

	Ticker
IVY NEXTSHARES	
Ivy Focused Energy NextShares	IVENC
Ivy Focused Growth NextShares	IVFGC
Ivy Focused Value NextShares	IVFVC

Listing Exchange: The NASDAQ Stock Market LLC

CONTENTS

President's Letter	3
Illustration of Fund Expenses	4
Management Discussion, Portfolio Highlights and Schedule of Investments:	
Ivy Focused Energy NextShares	5
Ivy Focused Growth NextShares	10
Ivy Focused Value NextShares	15
Statements of Assets and Liabilities	20
Statements of Operations	21
Statements of Changes in Net Assets	22
Financial Highlights	24
Notes to Financial Statements	26
Report of Independent Registered Public Accounting Firm	33
Income Tax Information	34
Board of Trustees and Officers	35
Annual Privacy Notice	40
Proxy Voting Information	41
Quarterly Portfolio Schedule Information	41
IRA Disclosure	41
Householding Notice	41

This report is submitted for the general information of the shareholders of Ivy NextShares. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy NextShares prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

JUNE 30, 2018 (UNAUDITED)

Dear Shareholder,

While the first half of the fiscal year was relatively calm, market volatility returned strongly in the second half of the period. As 2018 got underway, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors. On the global economic front, the U.S. continued to set the pace as corporate earnings remained strong and business confidence continued to soar. Against that backdrop, the heightened rhetoric and growing quarrels between the U.S. and key trading partners could unsettle the markets for the remainder of the year. What might the second half of 2018 have in store for the markets and investors?

The health of the U.S. economy remains a pocket of strength for global growth despite a slow start to the year and the looming presence of higher market volatility. The U.S. Tax and Jobs Act signed into law by President Donald Trump in late 2017 and a $1.3 trillion stimulus bill passed in March of this year likely contributed to that strength. Overall business optimism remains strong despite concern over the Trump administration's position on several issues, most notably the direction of U.S. trade policy.

We believe U.S. GDP growth remains on pace with our initial 2018 forecast of 2.9%. While inflation has picked up slightly, it is still in line with the U.S. Federal Reserve's (Fed) target of a 2% annual rate. A strong labor market also is contributing to the upbeat U.S. economic picture. The unemployment rate fell to 3.8% in May, the lowest level in 18 years. While improving, wage gains this year have been modest given the low level of unemployment. See the table for a fiscal year-over-year comparison of some common market metrics.

Eurozone GDP performance has been tepid and weaker than expected this year, with growth at a 0.4% non-annualized rate. We believe a markedly harsh winter in areas of Europe and an uptick in work absences due to seasonal illness contributed to the less than stellar performance. We think the first-quarter slowdown was exaggerated and expect a slight rebound in growth going forward. A similar phenomenon happened in the U.K., where we also expect growth to rebound, although increasing friction in Brexit negotiations about the U.K.'s exit from the European Union (EU) has created downside risks.

Japan's lackluster economic performance in the first quarter caused us to lower our growth projection to 1.2% for the year. However, we believe growth could pick up in the second half of 2018 based on our expectations for solid employment growth, fiscal stimulus, an influx of construction projects in anticipation of the 2020 Summer Olympics and an increasing desire for companies to make investments in capital expenditures. Given soft inflation data, we expect the Bank of Japan to continue trailing other central banks in tightening its ultra-accommodative policies.

While emerging-market economies held up well to start the year, currency headwinds and tariffs impacting global trade negatively impacted these markets towards the end of the fiscal year. Despite the recent downturn, we expect steady global growth for the remainder of 2018, which we believe will provide opportunities for exporting countries across emerging economies.

We remain aware of risks, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2018	6/30/2017
S&P 500 Index	2,718.37	2,423.41
MSCI EAFE Index	1,958.64	1,883.19
10-Year Treasury Yield	2.85%	2.31%
U.S. unemployment rate	4.0%	4.4%
30-year fixed mortgage rate	4.55%	3.88%
Oil price per barrel	$ 74.15	$ 46.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy NextShares Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including brokerage commissions on purchases and sales of fund shares and (2) ongoing costs, including management fees and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each Fund. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as brokerage commissions paid on purchases and sales of fund shares. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 4 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-17	Ending Account Value 6-30-18	Expenses Paid During Period*	Beginning Account Value 12-31-17	Ending Account Value 6-30-18	Expenses Paid During Period*	
Ivy Focused Energy NextShares	$1,000	$1,023.50	$4.76	$1,000	$1,020.08	$4.75	0.95%
Ivy Focused Growth NextShares	$1,000	$ 1,128.10	$ 4.15	$1,000	$1,020.93	$3.94	0.78%
Ivy Focused Value NextShares	$1,000	$ 1,017.60	$3.93	$1,000	$1,020.93	$3.94	0.78%

*Fund expenses are equal to the Fund's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2018, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as brokerage commissions on purchases and sales of fund shares.



David P. Ginther



Michael T. Wolverton

Effective October 31, 2017, Ivy Energy NextShares was renamed Ivy Focused Energy NextShares and its investment strategy was revised. Below, David P. Ginther, CPA, and Michael Wolverton, CFA, portfolio managers, discuss positioning, performance and results for the fiscal year ended June 30, 2018. Mr. Ginther and Mr. Wolverton have managed the Fund since its inception in October 2016. Mr. Ginther has 23 years of industry experience and Mr. Wolverton has 14 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2018

Ivy Focused Energy NextShares (at net asset value)	16.76%
Ivy Focused Energy NextShares (at market price)	16.75%

Benchmark and Lipper Category

S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	22.11%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	17.75%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Fundamentals support oil prices

Global equity markets closed down slightly at the end of the fiscal year, but U.S. equity markets recorded slight gains on the broad indexes. The U.S. dollar strengthened versus most world currencies. The relative health of the U.S. economy drove the currency strength, as U.S. economic data generally exceeded expectations. Global trade and economic activity continued to be strong, but markets reflected increasing geopolitical concerns, including the potential for a trade war between the U.S. and China following the imposition of tariffs between the two countries.

Oil prices remained volatile during the fiscal year but moved higher in the final quarter of the fiscal year. The Organization of Petroleum Exporting Countries (OPEC) in late June 2018 announced an agreement to gradually bring back about 1 million barrels per day (bpd) in oil production. OPEC's prior curtailment of oil production was successful in reducing worldwide inventories and led to higher oil prices. In November 2017, OPEC plus Russia and nine other petroleum producers agreed to extend their agreement — first reached in November 2016 — to reduce crude oil production quotas. Until the June 2018 decision was announced, that prior agreement was expected to extend through the entire year.

The oil market was mainly concerned during the fiscal year with the rate of U.S. production growth as oil prices moved higher, whether OPEC would comply with its production quotas and the potential for oil demand destruction from electric vehicles.

The U.S. Federal Reserve (Fed) raised interest rates in March and June 2018, bringing its target for the fed funds rate to a range of 1.75-2.00%. The Fed has reaffirmed the potential for as many as two more rate increases in 2018.

Fund feels effects of oil price volatility

The Fund posted a positive return for the fiscal year, although it trailed both the positive return of its benchmark index and its Lipper peer group average. The energy sector made up 100% of equity assets held by the Fund at the end of the fiscal year.

The Fund's focus during the period remained on owning companies that can create value over the full course of the energy cycle. We target companies that are low-cost operators, have strong balance sheets, have the ability to grow profitably and have strong return on capital.

The five greatest contributors to the Fund's performance relative to its benchmark index in the fiscal year were Continental Resources, Inc., WPX Energy, Oasis Petroleum, RSP Permian, Inc. and Diamondback Energy, Inc.

The five greatest detractors to relative performance were Chevron Corp., ConocoPhillips, Occidental Petroleum Corp., Valero Energy Corp. and Exxon Mobil Corp. ConocoPhillips, Occidental Petroleum Corp. and Exxon Mobil Corp. no longer were holdings as of the end of the fiscal year.

Looking ahead

Our outlook has not changed as we enter a new fiscal year. We still believe energy is in the early stages of a cyclical recovery, with demand outpacing the supply of oil. Demand continues to surprise us the most, led by improvements in emerging markets. We also expect global economic growth to continue at its steady pace this year and in 2019.

We are concerned that the increasing tensions related to trade and tariffs could threaten demand growth. In our view, geopolitical issues, such as the dispute about the Iran nuclear deal and social unrest in Venezuela, are becoming more of a concern as supply and demand are in deficit.

We think the actual amount of OPEC's planned increase in production will be closer to 500,000 bpd than the approximately 1 million bpd that the organization approved in June. We believe that increase which will help offset losses in output from Iran and Venezuela.

U.S. oil supply growth, led by the Permian Basin shale areas, is being restricted by infrastructure and capacity on pipelines. We think oil production growth will be limited because of the pipeline constraints on both oil and natural gas production, starting in the second half of this year and continuing through the second half of 2019 when additional pipelines are expected to be completed.

We believe U.S. shale oil continues to offer opportunities. Companies continue to improve efficiency and productivity and manage costs effectively. The Fund is positioned based on our expectation for a long-term rise in oil prices. In general, we think the Fund can perform well relative to its peers when oil prices rise.

Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Focused Energy NextShares.

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.1%
Energy	99.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Country Weightings

North America	91.4%
United States	87.8%
Canada	3.6%
Europe	7.7%
Switzerland	3.9%
Netherlands	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Oasis Petroleum LLC	United States	Energy	Oil & Gas Exploration & Production
RSP Permian, Inc.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
WPX Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

(a)Effective October 31, 2017, the name of Ivy Energy NextShares changed to Ivy Focused Energy NextShares.

IVY FOCUSED ENERGY NEXTSHARES[a]

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy Focused Energy NextShares - Net Asset Value(1) $9,587
Ivy Focused Energy NextShares - Share Price(1). $9,592
S&P 1500 Energy Sector Index $11,435
$12,000
$11,000
$10,000
$9,000
$8,000
10-17 2016
6-30 2017
6-30 2018

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return	Net Asset Value	Share Price
1-year period ended 6-30-18	16.76%	16.75%
5-year period ended 6-30-18	—	—
10-year period ended 6-30-18	—	—
Since inception of Fund[2] through 6-30-18	-2.45%	-2.42%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

(a)Effective October 31, 2017, the name of Ivy Energy NextShares changed to Ivy Focused Energy NextShares.

SCHEDULE OF INVESTMENTS IVY FOCUSED ENERGY NEXTSHARES *(in thousands)*

JUNE 30, 2018

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 7.3%		
Chevron Corp.	3	$ 316
Suncor Energy, Inc.	8	310
		626
Oil & Gas Drilling – 6.6%		
Patterson-UTI Energy, Inc.	13	234
Transocean, Inc. (A)	24	327
		561
Oil & Gas Equipment & Services – 28.0%		
C&J Energy Services, Inc. (A)	9	205
Core Laboratories N.V.	3	328
Halliburton Co.	10	453
RPC, Inc.	14	199
Schlumberger Ltd.	7	449
Solaris Oilfield Infrastructure, Inc., Class A (A)	13	191
Superior Energy Services, Inc. (A)	31	301
U.S. Silica Holdings, Inc.	10	263
		2,389
Oil & Gas Exploration & Production – 46.4%		
Anadarko Petroleum Corp.	6	426
Concho Resources, Inc. (A)	2	297

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Continental Resources, Inc. (A)	8	$ 532
Diamondback Energy, Inc.	2	297
EOG Resources, Inc.	3	377
Oasis Petroleum LLC (A)	31	408
Parsley Energy, Inc., Class A (A)	14	425
Pioneer Natural Resources Co.	2	462
RSP Permian, Inc. (A)	9	379
WPX Energy, Inc. (A)	20	352
		3,955
Oil & Gas Refining & Marketing – 7.6%		
Marathon Petroleum Corp.	5	341
Valero Energy Corp.	3	309
		650
Oil & Gas Storage & Transportation – 3.2%		
Enterprise Products Partners L.P.	10	274
Total Energy – 99.1%		8,455
TOTAL COMMON STOCKS – 99.1%		$8,455
(Cost: $8,362)		

SHORT-TERM SECURITIES	Shares	Value
Short Term Investment Funds – 1.1%		
State Street Institutional U.S. Government Money Market Fund, 1.820% (B)	96	$ 96
TOTAL SHORT-TERM SECURITIES – 1.1%		$ 96
(Cost: $96)		
TOTAL INVESTMENT SECURITIES – 100.2%		$8,551
(Cost: $8,458)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(18)
NET ASSETS – 100.0%		$8,533

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the annualized 7-day yield at June 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$8,455	$ —	$ —
Short-Term Securities	96	—	—
Total	$8,551	$ —	$ —

During the year ended June 30, 2018, there were no transfers between Level 1 and 2.

Country Diversification

(as a % of net assets)	
United States	87.8%
Switzerland	3.9%
Netherlands	3.8%
Canada	3.6%
Other+	0.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy Focused Growth NextShares during the fiscal year ended June 30, 2018, discusses positioning, performance and results for the fiscal year. Mr. Klapmeyer has managed the Fund since inception in October 2016 and has 18 years of industry experience. In April 2018, Daniel P. Becker, CFA, resigned his position as portfolio manager; he had managed the Fund since inception in October 2016 and he has 29 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2018

Ivy Focused Growth NextShares (at net asset value)	28.52%
Ivy Focused Growth NextShares (at share price)	28.51%

Benchmark(s) and/or Lipper Category

Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	22.51%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.38%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Market conditions

The measurement period marked a year of exceptional returns for the Russell 1000 Growth Index, the Fund's benchmark. The benchmark returned more than 20% during the period, adding to the powerful gains now recorded over nine consecutive years since the Great Recession of 2009. Specifically, the annualized return for the index starting on June 30, 2009 and ending on June 29, 2018 is 16.7%, or what equates to a cumulative return of approximately 250%. This is rather remarkable performance during a period that was fraught with geopolitical disruption, global growth challenges, and slow, but low, growth in the U.S.

The fiscal year consisted of a number of key themes: supportive economic data and slow, but solid economic growth; spurts of progress followed by regress from Washington on the policy front; a steady march upward in interest rates from the Federal Reserve (Fed); and an evolving yield curve.

Economic growth remained in a slow and steady mode, although growth began to accelerate closer to 2.5% to 3% during the measurement period. Job growth remained strong and unemployment continued to tick lower. The manufacturing sector, as measured by the Purchasing Managers' Index, continued to hit new levels of strength. The data has been strong enough that investors have begun to worry about a potentially dangerous cocktail developing — strong or peaking economic indicators along with accelerating growth and bubbling inflation concerns.

On the government policy front, the market reacted favorably to corporate and personal tax reforms that were passed late during calendar year 2017. Recall attempts to push through health care reform were consistently failing, frustrating investors due to the lack of progress. As such, this move to successfully, and surprisingly, pass tax reform was well received. The result was a round of upward earnings revisions, reignited enthusiasm for acceleration in business investment, and hopes for improved consumer spending.

Unfortunately, during the second half of the measurement period, the Trump Administration turned its attention to global trade imbalances, a move that had a negative impact on global capital markets. The trade war rhetoric intensified during the first half of 2018 as the U.S. threated additional tariffs on China and other key trading partners. At the end of the fiscal year, there were emerging signs that the trade war uncertainty was beginning to find its way into business and consumer confidence, supply chain lead times, and the Fed's economic commentary.

The Fed maintained the more recent increased tempo of interest rate increases with rate hikes in December 2017, March 2018, and June 2018. There have been seven rate increases since the turn to higher rates began in December 2015. The yield curve has changed materially with two-year rates going up from 1.37% to 2.52%, while 10 year Treasuries increased from 2.27% to 2.85%. Spreads (10 year to 2 year) have contracted materially and are at similar levels to 2007. There are various reasons for the flattening of the yield curve, but in our view, the most compelling are the limited inflationary pressures and the reality that we have been in an economic upcycle for almost a decade and are approaching the late innings of the cycle.

Looking at the return by the index, factor performance showed that momentum, growth (earnings growth and Earnings Per Share revisions) and quality factors (Return on Equity and Return on Assets) were key variables in driving performance during the fiscal year. Value and cash deployment were the key out-of-favor factors, with low valuation stocks and high-dividend yielding stocks generally underperforming the benchmark.

Strategies employed, contributors and detractors

In the 12-month period ended June 30, 2018, the Fund outperformed relative to its benchmark. Fund performance was mainly driven by the technology sector, with additional positive contributions from consumer discretionary, financials, materials, industrials and consumer staples. One notable detractor of performance during the period was health care.

Technology stocks, especially mega-cap technology stocks, were market leaders throughout the majority of the measurement period. The Fund was overweight this sector and benefited from individual security overweight positions in Adobe, MasterCard, and salesforce.com. Investors were attracted to the strong end-markets in technology, such as digital marketing initiatives, cloud computing and software-as-a-service approaches. Many of these high-growth technology companies generated significant cash flow, differentiating this environment from the late 1990s.

Consumer discretionary is a sector with many challenged sub-industries, such as media and retail. Despite those challenges, the Fund found favorable performance in Ferrari and Amazon.com. Ferrari is uniquely positioned as a controlled unit growth auto company with favorable demand trends, sustained pricing power and strong profitability metrics. Amazon.com continues to gain increased share of retail across many categories while also rapidly growing its cloud computer offering.

Another notable sector with a positive contribution to performance was financials. An overweight position to CME Group benefited Fund returns. As a leader in futures trading, CME saw strength in volumes as volatility in the markets and interest rates picked up.

Despite good overall performance, health care was a negative detractor from performance. Although macro concerns around pricing and long-term margin pressure remained, the under performance during this period was mainly due to stock-specific events. Celgene, a biotechnology holding, was a notable detractor as the company's long-term growth trajectory was downwardly revised due to a failed clinical trial. Celgene was no longer a holding at the end of the fiscal year.

Outlook and positioning

The measurement period ended with a handful of emerging worries, a few of which are notable. To recap the list of concerns: continued push higher in rates from the Fed and the eventual economic tightening that will result; fears of proposed tariffs becoming a more economically detrimental trade war and beginnings of more growth impairing protectionist policies; concerns about inflation bubbling up and potentially impacting corporate profitability; and scrutiny of a handful of visible technology firms with access to user data.

Trade concerns are hard to gauge, as a lot of the public rhetoric may prove to be just negotiating and positioning for a less ominous final resolution. What is not hard to observe is that global trade and use of a global supply chain has been a boon for global growth, including profitability enhancement for U.S. multi-national companies. In our view, a move to a global trade war would disrupt the improving consumer and corporate confidence that was generated post enactment of tax reform. This could create of cascade of negative events that would impair market valuations and negatively impact economic growth.

On the economic front, data points such as the ISM Manufacturing Index that appear at peak levels garner a lot of attention as they are likely to become "less good," but it is important to note that the underlying components do not signal huge risk or excesses. For instance, inventory levels at the customer level remain in healthy shape and indicate the need for more inventory stock and sustained growth. Context is important.

Inflation exists but just not everywhere, yet. Despite the longevity of the cycle and pockets of price pressure, there is no broad inflationary pressure. With that said, this remains a key risk as the Fed would move to a more hawkish stance with more signals of inflationary pressures. Also, the transition to a world with inflationary pressure on wages (labor) and input prices could potentially lead to margin pressure for many companies, something they have not had to deal with for quite some time.

Our emphasis continues to be focused on stocks of companies that maintain unique, highly profitable, growing businesses that are not easy to replicate. Currently, the Fund's largest holdings are Microsoft, MasterCard, Amazon.com, Home Depot, Alphabet (Google), Adobe, salesforce.com, PayPal, Zoetis and CME Group.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Focused Growth NextShares.

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Information Technology	53.2%
Consumer Discretionary	18.6%
Health Care	8.9%
Industrials	8.6%
Financials	8.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Alphabet, Inc., Class C	Information Technology	Internet Software & Services
Adobe Systems, Inc.	Information Technology	Application Software
salesforce.com, Inc.	Information Technology	Application Software
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
Zoetis, Inc.	Health Care	Pharmaceuticals
CME Group, Inc.	Financials	Financial Exchanges & Data

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



——	Ivy Focused Growth NextShares - Net Asset Value[1]	$14,807
----	Ivy Focused Growth NextShares - Share Price[1]	$14,812
• • • • •	Russell 1000 Growth Index	$14,362

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return

	Net Asset Value	Share Price
1-year period ended 6-30-18	28.52%	28.51%
5-year period ended 6-30-18	—	—
10-year period ended 6-30-18	—	—
Since inception of Fund[2] through 6-30-18	25.95%	25.98%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

SCHEDULE OF INVESTMENTS IVY FOCUSED GROWTH NEXTSHARES *(in thousands)*

JUNE 30, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.9%		
V.F. Corp.	5	$ 375
Automobile Manufacturers – 3.7%		
Ferrari N.V.	3	469
Home Improvement Retail – 6.0%		
Home Depot, Inc. (The)	4	756
Internet & Direct Marketing Retail – 6.0%		
Amazon.com, Inc. (A)	—*	756
Total Consumer Discretionary – 18.6%		2,356
Financials		
Financial Exchanges & Data – 4.4%		
CME Group, Inc.	3	561
Investment Banking & Brokerage – 4.0%		
Charles Schwab Corp. (The)	10	503
Total Financials – 8.4%		1,064
Health Care		
Biotechnology – 1.0%		
Vertex Pharmaceuticals, Inc. (A)	1	128
Managed Health Care – 3.3%		
UnitedHealth Group, Inc.	2	416
Pharmaceuticals – 4.6%		
Zoetis, Inc.	7	576
Total Health Care – 8.9%		1,120
Industrials		
Aerospace & Defense – 3.3%		
Lockheed Martin Corp.	1	$ 416
Construction Machinery & Heavy Trucks – 3.3%		
Caterpillar, Inc.	3	414
Railroads – 2.0%		
Union Pacific Corp.	2	257
Total Industrials – 8.6%		1,087
Information Technology		
Application Software – 10.9%		
Adobe Systems, Inc. (A)	3	691
salesforce.com, Inc. (A)	5	685
		1,376
Data Processing & Outsourced Services – 16.2%		
MasterCard, Inc., Class A	4	875
PayPal, Inc. (A)	8	635
Visa, Inc., Class A	4	546
		2,056
Home Entertainment Software – 2.9%		
Electronic Arts, Inc. (A)	3	373
Internet Software & Services – 8.2%		
Alphabet, Inc., Class C (A)	1	749
Facebook, Inc., Class A (A)	1	284
		1,033
Semiconductor Equipment – 2.2%		
Lam Research Corp.	2	278
Systems Software – 8.4%		
Microsoft Corp.	11	$ 1,067
Technology Hardware, Storage & Peripherals – 4.4%		
Apple, Inc.	3	551
Total Information Technology – 53.2%		6,734
TOTAL COMMON STOCKS – 97.7%		$12,361
(Cost: $8,826)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 2.4%		
State Street Institutional U.S. Government Money Market Fund, 1.820% (B)	310	310
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 310
(Cost: $310)		
TOTAL INVESTMENT SECURITIES – 100.1%		$ 12,671
(Cost: $9,136)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(17)
NET ASSETS – 100.0%		$12,654

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the annualized 7-day yield at June 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$12,361	$ —	$ —
Short-Term Securities	310	—	—
Total	$12,671	$ —	$ —

During the year ended June 30, 2018, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Focused Value NextShares discusses positioning, performance and results for the fiscal year ended June 30, 2018. He has managed the Fund since its inception in October 2016, and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2018

Ivy Focused Value NextShares (at net asset value)	7.91%
Ivy Focused Value NextShares (at share price)	7.91%

Benchmark(s) and/or Lipper Category

Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	6.77%
Lipper Multi Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.41%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Overall, equity markets were up for the fiscal year, but a majority of the returns came in the first half of the period. The market was roughly flat the last six months of the measurement period. Although the market cheered tax reform legislation passed in 2017, other worries began to crop up: foreign trade, rising inflation, and rising interest rates. We think the market is expressing a feeling that this may be as good as it gets, as we believe that many of the tailwinds propelling the market over the last few years may have a difficult time continuing.

There are positive signs, however. Employment and gross domestic product numbers are strong. Interest rates, although they have risen, are still at historical low levels. Company margins are strong, and firms are raising dividends and repurchasing shares. While it may not get better, there is nothing to say it must get worse, either. From a macro standpoint, we are watching trade rhetoric (in our view, a full out trade war would not be good), the pace of interest rates, and energy prices.

The 12-month period was solid if not spectacular for value as the index was up 6.77% for the fiscal year. The Fund had positive returns for the period, outperforming the index. Style investing continues to favor growth over value and small cap over large cap. These trends have been in place for some time and will likely only change if the economy slows. Roughly ten years post-recession, it seems possible that we are likely due for another; however, that is very hard to recognize until it has begun.

Contributors and detractors

Large impacts to the Fund's performance came from several individual stocks. On the positive side, refineries PBF Energy, Inc. and Valero Energy Corp. both increased more than 20% over the measurement period.

The Fund had a timely move into consumer discretionary names late in calendar year 2017. Traditional retailers were struggling while Amazon.com was thriving and seemingly getting into everyone else's lines of business. Many of these competitor stocks suffered decreases of 50% or greater during the fiscal year. Even high-quality companies could not escape the downturn. The Fund took advantage this of situation and made the consumer discretionary sector our largest overweight position, owning a diverse group of names including Target, Foot Locker, The Gap, Williams-Sonoma and Nordstrom, among others. These names recovered quickly and sharply, even exceeding our projections, and we have proceeded to sell Foot Locker, Williams-Sonoma and Nordstrom.

Looking forward, the Fed's recent Comprehensive Capital Analysis and Review gave most large banks the ability to raise dividends and repurchase shares, adding to their appeal. Current financial ownership includes an overweight position in financials, concentrating holdings within banks and insurance.

The Fund's performance was negatively impacted by three Fund holdings that all decreased by 20% or greater: Federated Investors, an asset management company; Principal Financial Group, an insurer; and Uniti Group, a provider of telecommunication services. We continue to hold Principal Financial Group, but have exited the other two names.

Outlook

The rest of calendar year 2018 could be interesting for investors. We think that the U.S. economy should continue to plug along, and other parts of the world, while slower, should also grow. Corporate profits are solid and planned capital expenditures should continue throughout the coming fiscal year. The tightened job market appears to be stable, but we think that consumers have yet to see real wage growth. On a macro level, we would like to see a supportive backdrop with continued gross domestic product growth, rising corporate profits, and a tightening job market. In that event, we would expect small positive returns from the overall stock market.

The aforementioned trends of growth versus value and small cap versus large cap will not alter our investment approach. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic values. We see companies that pay a dividend in the upper deciles of yield, have high returns on capital, and strong balance sheets.

The Fund is off to a strong start since its inception in October 2016. We believe the approach of combining dividend, valuation, and quality factors gives us a short list of possible investment candidates. This short list enables our management team and internal analysts to focus on these names in detail.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Focused Value NextShares.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.6%
Financials	30.5%
Consumer Discretionary	16.2%
Health Care	12.8%
Materials	9.9%
Consumer Staples	8.8%
Energy	8.2%
Utilities	5.3%
Information Technology	4.0%
Industrials	3.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%

Top 10 Equity Holdings

Company	Sector	Industry
American Capital Agency Corp.	Financials	Mortgage REITs
LyondellBasell Industries N.V., Class A	Materials	Commodity Chemicals
Exelon Corp.	Utilities	Electric Utilities
Pfizer, Inc.	Health Care	Pharmaceuticals
CVS Caremark Corp.	Consumer Staples	Drug Retail
Prudential Financial, Inc.	Financials	Life & Health Insurance
Interpublic Group of Cos., Inc. (The)	Consumer Discretionary	Advertising
Chevron Corp.	Energy	Integrated Oil & Gas
Gap, Inc. (The)	Consumer Discretionary	Apparel Retail
Valero Energy Corp.	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper, short term investment funds and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Focused Value NextShares - Net Asset Value[1]	$11,856
Ivy Focused Value NextShares - Share Price[1]	$11,861
Russell 1000 Value Index	$12,104

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return

	Net Asset Value	Share Price
1-year period ended 6-30-18	7.91%	7.91%
5-year period ended 6-30-18	—	—
10-year period ended 6-30-18	—	—
Since inception of Fund(2) through 6-30-18	10.52%	10.55%

(2)10-17-16 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower. The Fund's performance at share price will differ from its results at net asset value ("NAV"). Share price returns are based on the Fund's price at the close of market trading. If you trade your shares at another time during the day, your return may differ. For performance as of the most recent month end, including historical trading premiums/discounts relative to NAV, please refer to www.ivyinvestments.com.

SCHEDULE OF INVESTMENTS IVY FOCUSED VALUE NEXTSHARES *(in thousands)*

JUNE 30, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 4.2%		
Interpublic Group of Cos., Inc. (The)	18	$ 424
Apparel Retail – 4.1%		
Gap, Inc. (The)	13	422
Automobile Manufacturers – 3.8%		
General Motors Co.	10	387
General Merchandise Stores – 4.1%		
Target Corp.	5	413
Total Consumer Discretionary – 16.2%		1,646
Consumer Staples		
Drug Retail – 4.9%		
CVS Caremark Corp.	8	504
Packaged Foods & Meats – 3.9%		
General Mills, Inc.	9	394
Total Consumer Staples – 8.8%		898
Energy		
Integrated Oil & Gas – 4.1%		
Chevron Corp.	3	424
Oil & Gas Refining & Marketing – 4.1%		
Valero Energy Corp.	4	417
Total Energy – 8.2%		841
Financials		
Life & Health Insurance – 8.6%		
Principal Financial Group, Inc.	8	401
Prudential Financial, Inc.	5	479
		880
Mortgage REITs – 6.0%		
American Capital Agency Corp.	33	$ 606
Property & Casualty Insurance – 3.9%		
Old Republic International Corp.	20	394
Regional Banks – 12.0%		
F.N.B. Corp.	31	415
First Hawaiian, Inc.	14	404
PacWest Bancorp	8	405
		1,224
Total Financials – 30.5%		3,104
Health Care		
Health Care Services – 3.8%		
Cardinal Health, Inc.	8	391
Pharmaceuticals – 9.0%		
AbbVie, Inc.	4	397
Pfizer, Inc.	14	517
		914
Total Health Care – 12.8%		1,305
Industrials		
Electrical Components & Equipment – 3.9%		
Eaton Corp.	5	400
Total Industrials – 3.9%		400
Information Technology		
IT Consulting & Other Services – 4.0%		
International Business Machines Corp.	3	404
Total Information Technology – 4.0%		404
Materials		
Commodity Chemicals – 5.8%		
LyondellBasell Industries N.V., Class A	5	$ 595
Paper Packaging – 4.1%		
International Paper Co.	8	412
Total Materials – 9.9%		1,007
Utilities		
Electric Utilities – 5.3%		
Exelon Corp.	13	541
Total Utilities – 5.3%		541
TOTAL COMMON STOCKS – 99.6%		$10,146
(Cost: $10,338)		
SHORT-TERM SECURITIES		
Short Term Investment Funds – 0.4%		
State Street Institutional U.S. Government Money Market Fund, 1.820% (A)	42	42
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 42
(Cost: $42)		
TOTAL INVESTMENT SECURITIES – 100.0%		$10,188
(Cost: $10,380)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(2)
NET ASSETS – 100.0%		$10,186

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$10,146	$ —	$ —
Short-Term Securities	42	—	—
Total	$10,188	$ —	$ —

During the year ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2018

(In thousands, except per share amounts)	Ivy Focused Energy NextShares[1]	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
ASSETS			
Investments in unaffiliated securities at value+	$ 8,551	$ 12,671	$ 10,188
Investments at Market Value	8,551	12,671	10,188
Dividends and interest receivable	4	1	17
Receivable from affiliates	15	18	18
Total Assets	8,570	12,690	10,223
LIABILITIES			
Shareholder servicing payable	2	2	2
Accounting services fee payable	10	10	10
Other liabilities	25	24	25
Total Liabilities	37	36	37
Total Net Assets	$8,533	$12,654	$10,186
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$9,333	$ 8,854	$ 9,513
Undistributed (distributions in excess of) net investment income	1	13	44
Accumulated net realized gain (loss)	(894)	252	821
Net unrealized appreciation (depreciation)	93	3,535	(192)
Total Net Assets	$8,533	$12,654	$10,186
CAPITAL SHARES OUTSTANDING	450	430	450
NET ASSET VALUE PER SHARE	$ 18.96	$ 29.43	$ 22.64
+COST			
Investments in unaffiliated securities at cost	$8,458	$ 9,136	$10,380

(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2018

(In thousands)	Ivy Focused Energy NextShares[1]	Ivy Focused Growth NextShares	Ivy Focused Value NextShares
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 154	$ 108	$ 283
Foreign dividend withholding tax	(2)	—*	—
Interest and amortization from unaffiliated securities	2	7	1
Total Investment Income	154	115	284
EXPENSES			
Investment management fee	65	85	72
Service fee	3	3	3
Custodian fees	1	1	2
Independent Trustees and Chief Compliance Officer fees	—*	—*	—*
Accounting services fee	116	115	115
Professional fees	33	31	30
Other	60	58	59
Total Expenses	278	293	281
Less:			
Expenses in excess of limit	(205)	(204)	(206)
Total Net Expenses	73	89	75
Net Investment Income	81	26	209
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	(831)	397	815
Foreign currency exchange transactions	—*	—	—
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	1,973	2,391	(318)
Net Realized and Unrealized Gain	1,142	2,788	497
Net Increase in Net Assets Resulting from Operations	$1,223	$2,814	$ 706

*Not shown due to rounding.
(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Focused Energy NextShares[1]		Ivy Focused Growth NextShares		Ivy Focused Value NextShares	
	Year ended 6-30-18	Period from 10/17/2016[2] to 6/30/2017	Year ended 6-30-18	Period from 10/17/2016[2] to 6/30/2017	Year ended 6-30-18	Period from 10/17/2016[2] to 6/30/2017
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 81	$ (4)	$ 26	$ 25	$ 209	$ 145
Net realized gain (loss) on investments	(831)	(25)	397	(42)	815	163
Net change in unrealized appreciation (depreciation)	1,973	(1,880)	2,391	1,144	(318)	126
Net Increase (Decrease) in Net Assets Resulting from Operations	1,223	(1,909)	2,814	1,127	706	434
Distributions to Shareholders From:						
Net investment income	(82)	—	(30)	(8)	(183)	(115)
Net realized gains	—	—	(19)	—	(114)	—
Total Distributions to Shareholders	(82)	—	(49)	(8)	(297)	(115)
Capital Share Transactions	413	8,888	—	8,770	582	8,876
Net Increase in Net Assets	1,554	6,979	2,765	9,889	991	9,195
Net Assets, Beginning of Period	6,979	—	9,889	—	9,195	—
Net Assets, End of Period	$8,533	$6,979	$12,654	$9,889	$10,186	$9,195
Undistributed (distributions in excess of) net investment income	$ 1	$ (3)	$ 13	$ 17	$ 44	$ 25

(1)Effective October 31, 2017, the Fund's name changed from Ivy Energy NextShares to Ivy Focused Energy NextShares.
(2)Commencement of operations.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Ivy Focused Energy NextShares							
Year ended 6-30-2018	$ 16.42	$ 0.19	$ 2.54	$ 2.73	$ (0.19)	$ —	$ (0.19)
Year ended 6-30-2017[4]	20.00	(0.01)	(3.57)	(3.58)	—	—	—
Ivy Focused Growth NextShares							
Year ended 6-30-2018	23.00	0.07	6.48	6.55	(0.07)	(0.05)	(0.12)
Year ended 6-30-2017[4]	20.00	0.07	2.97	3.04	(0.04)	—	(0.04)
Ivy Focused Value NextShares							
Year ended 6-30-2018	21.64	0.48	1.21	1.69	(0.42)	(0.27)	(0.69)
Year ended 6-30-2017[4]	20.00	0.44	1.53	1.97	(0.33)	—	(0.33)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the Fund had waived or reimbursed expenses.

(4) For the period from October 17, 2016 (commencement of operations of the Fund) through June 30, 2017.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Ivy Focused Energy NextShares								
Year ended 6-30-2018	$ 18.96	16.76%	$ 9	0.95%	1.06%	3.62%	-1.61%	44%
Year ended 6-30-2017[4]	16.42	-17.89	7	0.95[5]	-0.09[5]	4.16[5]	-3.30[5]	18
Ivy Focused Growth NextShares								
Year ended 6-30-2018	29.43	28.52	13	0.78	0.22	2.58	-1.58	35
Year ended 6-30-2017[4]	23.00	15.21	10	0.78[5]	0.48[5]	3.61[5]	-2.35[5]	25
Ivy Focused Value NextShares								
Year ended 6-30-2018	22.64	7.91	10	0.78	2.17	2.92	0.03	189
Year ended 6-30-2017[4]	21.64	9.87	9	0.78[5]	2.95[5]	3.69[5]	0.04[5]	66

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy NextShares, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Ivy Focused Energy NextShares (formerly known as Ivy Energy NextShares), Ivy Focused Growth NextShares and Ivy Focused Value NextShares are classified as non-diversified under the 1940 Act. Ivy Focused Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Value NextShares (each, a "Fund") are three series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund is an actively managed exchange-traded product operating pursuant to an order issued by the Securities and Exchange Commission ("SEC") granting an exemption from certain provisions of the 1940 Act. Individual shares of a NextShares Fund may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer that offers NextShares, and may not be directly purchased or redeemed from a NextShares Fund. Trading prices of NextShares are directly linked to the Fund's next-computed net asset value per share ("NAV") and will vary from NAV by a market-determined trading cost (a premium or discount to NAV), which may be zero. Buyers and sellers of NextShares will not know the value of their purchases and sales until NAV is determined at the end of the trading day.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

There were no Level 3 securities owned during the year ended June 30, 2018. There were no transfers between any levels during the year ended June 30, 2018.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the annual rates of 0.85%, 0.75% and 0.75% in Ivy Focused Energy NextShares, Ivy Focused Growth NextShares and Ivy Focused Value NextShares, respectively, as a percentage of average daily net assets.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance and other administrative services, including maintenance of Fund records, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each Fund pays WISC a monthly fee, equal to the greater of one-twelfth of the asset-based fee or the aggregate annual minimum fee as shown in the following table, based on the average daily net asset levels shown in the following table:

Annual Minimum Fee (Per Fund) $115,000

Asset-Based Fee (all Funds)	Annual Basis Point Rate
First $1 Billion	0.03%
Next $5 Billion	0.0225%
Thereafter	0.015%

Other Fees. Each Fund pays all of its other expenses. These include, for each Fund, the costs of printing and mailing materials sent to shareholders, audit and outside legal fees, taxes, brokerage commissions, interest, insurance premiums, custodian fees, fees payable by the Funds under Federal or other securities laws and to the Investment Company Institute, cost of processing and maintaining shareholder records, costs of systems or services used to price Fund securities and nonrecurring and extraordinary expenses, including litigation and indemnification relating to litigation.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager has contractually agreed to reimburse sufficient management fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund expense limitations and related waivers/reimbursements for the year ended June 30, 2018 were as follows:

Fund Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Focused Energy NextShares	Contractual	10-17-2016	10-31-2018	0.95%	$65	Investment management fees
					140	Accounting and administrative services fees
Ivy Focused Growth NextShares	Contractual	10-17-2016	10-31-2018	0.78%	$85	Investment management fees
					119	Accounting and administrative services fees
Ivy Focused Value NextShares	Contractual	10-17-2016	10-31-2018	0.78%	$72	Investment management fees
					134	Accounting and administrative services fees

Any amounts due to the Funds as a reimbursement but not paid as of June 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding in-kind transactions and short-term securities) for the year ended June 30, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Focused Energy NextShares	$—	$ 3,430	$—	$ 3,278
Ivy Focused Growth NextShares	—	3,810	—	3,841
Ivy Focused Value NextShares	—	18,228	—	18,094

For the year ended June 30, 2018, the following Funds had in-kind contributions and redemptions as follows:

	In-kind Contributions	In-kind Redemptions
Ivy Focused Energy NextShares	$405	$—
Ivy Focused Growth NextShares	—	—
Ivy Focused Value NextShares	581	—

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Funds issue and redeem shares only in specified large aggregations ("Creation Units") of 25,000 shares or multiples thereof. Creation Units may be purchased or redeemed only by or through "Authorized Participants," which are broker-dealers or institutional investors that have entered into agreements with ALPS Distributors, Inc., the Funds' distributor for this purpose. The Funds issue and redeem Creation Units in return for the securities, other instruments and/or cash ("Basket") that the Funds specify each business day. The Funds impose transaction fees on Creation Units issued and redeemed to offset the estimated cost to the Fund of processing the transaction and converting the Basket to or from the desired portfolio composition. Such transaction fees are reflected in capital share transactions on the Statement of Changes in Net Assets. Transactions in capital shares for each Fund were as follows:

	Ivy Focused Energy NextShares				Ivy Focused Growth NextShares			
	Year ended 6-30-18		Period from 10-17-16[1] to 6-30-17		Year ended 6-30-18		Period from 10-17-16[1] to 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	25	$413	450	$9,385	—	$—	455	$9,323
Shares issued in reinvestment of distributions to shareholders	—	—	—	—	—	—	—	—
Shares redeemed	—	—	(25)	(497)	—	—	(25)	(553)
Net increase	25	$413	425	$8,888	—	$—	430	$8,770

	Ivy Focused Value NextShares			
	Year ended 6-30-18		Period from 10-17-16[1] to 6-30-17	
	Shares	Value	Shares	Value
Shares issued from sale of shares	25	$582	450	$9,422
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	—	—	(25)	(546)
Net increase	25	$582	425	$8,876

(1) Commencement of operations.

7. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Focused Energy NextShares	$8,468	$ 851	$768	$ 83
Ivy Focused Growth NextShares	9,136	3,536	1	3,535
Ivy Focused Value NextShares	10,381	324	517	(193)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2018 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Focused Energy NextShares	$ —	$ —	$—	$—	$—*
Ivy Focused Growth NextShares	46	218	—	—	—
Ivy Focused Value NextShares	627	240	—	—	—

* Not shown due to rounding

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2018 and 2017 were as follows:

| | June 30, 2018 | | June 30, 2017 | |
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
Fund				
Ivy Focused Energy NextShares	$ 82	$—	$ —	$—
Ivy Focused Growth NextShares	49	—	8	—
Ivy Focused Value NextShares	297	—	115	—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of June 30, 2018, the capital loss carryovers were as follows:

| | Post-Enactment | |
| | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
Fund		
Ivy Focused Energy NextShares	$718	$165
Ivy Focused Growth NextShares	—	—
Ivy Focused Value NextShares	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, partnership transactions, non-deductible taxes and in-kind redemptions. At June 30, 2018, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized (Loss)	Paid-In Capital
Ivy Focused Energy NextShares	$ 5	$ (1)	$(4)
Ivy Focused Growth NextShares	—	—	—
Ivy Focused Value NextShares	(7)	6	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy NextShares™:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy NextShares™ ("the Funds"), comprising the Ivy Focused Energy NextShares™ (formerly, Ivy Energy NextShares™), Ivy Focused Growth NextShares™, and Ivy Focused Value NextShares™, including the schedules of investments as of June 30, 2018, the related statements of operations for the year then ended, the statements of changes in net assets for the year then ended and for the period from October 17, 2016 (commencement of operations) through June 30, 2017, the financial highlights for the year then ended and for the period from October 17, 2016 (commencement of operations) through June 30, 2017, and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds, as of June 30, 2018, and the results of their operations for the year then ended, the changes in their net assets for the year then ended and for the period from October 17, 2016 (commencement of operations) through June 30, 2017, and the financial highlights for the year then ended and for the period from October 17, 2016 (commencement of operations) through June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2018, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
August 17, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2018:

Fund	Dividends Received Deduction for Corporations	Dividends Received Deduction for Individuals
Ivy Focused Energy NextShares	$82,408	$ 82,408
Ivy Focused Growth NextShares	48,848	48,848
Ivy Focused Value NextShares	119,061	126,206

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (3 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy Funds (50 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (29 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2016	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Chairman of the Board, Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present).	89	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Waddell & Reed Advisors Funds (2007 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	89	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation (Insurance) and wholly-owned subsidiaries U.S. Aliance Life and Security Company and Dakota Capital Life Insurance Company (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (1997 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2016	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	89	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee and Independent Chairman	2016	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	89	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to 2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, Waddell & Reed Advisors Funds (Trustee: 1998 to 2018; Chairman: 2015 to 2018); Trustee/Chairman, IVH; Trustee/Chairman, Ivy Funds; Trustee/Chairman, InvestEd; Trustee/Chairman Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2016	Of Counsel, Lee & Smith, PC (law firm) (1996 to present) (law firm, emphasis on finance, securities, mergers and acquisitions law); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	89	Director, Thomas Foundation for Cancer Research (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	89	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, Waddell & Reed Advisors Funds (1996 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2016	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	89	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to 2017); Director, CTMG, Inc. (clinical testing) (2008 to 2015); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2016	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	89	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2016	Retired, Non-Executive Chairman of the Board, WDR (2016 to 2018); Formerly Chairman, WDR (2010 to 2018); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	89	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and WRI (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to 2017);Trustee, Waddell & Reed Advisors Funds (1998 to 2018); Trustee, IVH; Trustee, Ivy Funds; Trustee, InvestEd; Trustee, Ivy VIP.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Senior Vice President and Associate General Counsel of Waddell & Reed and Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer	2016 2016 2016	2006 2006 2007	Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006 to 2017); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
Philip J. Sanders** 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO and WRIMCO (2010 to 2016); CIO of IICO and WRIMCO (2010 to present); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2016 2016	2006 2004	Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2016	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, Waddell & Reed and IDI (2017 to present); Vice President of Waddell & Reed and IDI (2010 to 2016).
John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960	Vice President	2016	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the Fund Complex since 1998, until his appointment as President in August 2016.

The following privacy notice is issued by Ivy NextShares (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Ivy NextShares uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY NEXTSHARES

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY NEXTSHARES

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE

IVY NEXTSHARES

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE IVY NEXTSHARES FAMILY

Domestic Equity Funds

Ivy Focused Growth NextShares

Ivy Focused Value NextShares

Specialty Funds

Ivy Focused Energy NextShares

About NextShares: Shares of NextShares funds are normally bought and sold in the secondary market through a broker, and may not be individually purchased or redeemed from the fund. In the secondary market, buyers and sellers transact with each other, rather than with the fund. NextShares funds issue and redeem shares only in specified creation unit quantities in transactions by or through Authorized Participants. In such transactions, a fund issues and redeems shares in exchange for the basket of securities, other instruments and/or cash that the fund specifies each business day. By transacting in kind, a NextShares fund can lower its trading costs and enhance fund tax efficiency by avoiding forced sales of securities to meet redemptions. Redemptions may be effected partially or entirely in cash when in-kind delivery is not practicable or deemed not in the best interests of shareholders. A fund's basket is not intended to be representative of the fund's current portfolio positions and may vary significantly from current positions. As exchange-traded securities, NextShares can operate with low transfer agency expenses by utilizing the same highly efficient share processing system as used for exchange-listed stocks and ETFs. Trading prices are linked to the NextShares next-computed NAV and will vary by a market-determined premium or discount, which may be zero; may be above, at or below NAV; and may vary significantly from anticipated levels. Purchase and sale prices will not be known until the NextShares NAV is determined at the end of the trading day. NextShares do not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of a fund's value. Limit orders can be used to control differences in trade prices versus NAV (cost of trade execution), but cannot be used to control or limit execution price. Buying and selling NextShares may require payment of brokerage commissions and expose transacting shareholders to other trading costs. Frequent trading may detract from realized investment returns. The return on a shareholder's NextShares investment will be reduced if the shareholder sells shares at a greater discount or narrower premium to NAV than he or she acquired the shares.

Ivy NextShares are a new type of actively managed exchange-traded product. Ivy NextShares have a limited operating history and may not be available at all broker/dealers. There is no guarantee that an active trading market for Ivy NextShares will develop or be maintained, or that their listings will continue or remain unchanged.

1.800.777.6472

Visit us online at www.ivyinvestments.com

Ivy NextShares funds are managed by Ivy Investment Management Company and are distributed by ALPS Distributors, Inc. ALPS Distributors, Inc., NextShares Solutions LLC, and Ivy Investment Management Company or Ivy Distributors, Inc. (or their affiliates), are all unaffiliated companies.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of an Ivy NextShares exchange-traded managed fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at ivyinvestments.com or from a financial advisor. Read it carefully before investing.

ANN-NXS (6-18)